                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934*


                              PLAINS RESOURCES INC.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    726540503
                                 (CUSIP Number)

                               D. Martin Phillips
                            EnCap Investments L.L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 726540503              SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY CAPITAL FUND III, L.P.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

(6)   Citizenship or Place of Organization   EnCap Energy Capital Fund III, L.P.
                                             ("EnCap III") is a limited partner-
                                             ship organized under the laws of
                                             the State of Texas.

      Number of        (7)  Sole Voting Power                       1,209,375(1)
      Shares Bene-
      ficially         (8)  Shared Voting Power                                0
      Owned by
      Each             (9)  Sole Dispositive Power                  1,209,375(1)
      Reporting
      Person With      (10) Shared Dispositive Power                           0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,209,375


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                 6.9%(2)

(14)  Type of Reporting Person (See Instructions)                             PN

-----------------

(1)   As exercised through its sole general partner, EnCap Investments L.L.C.

(2) Based on 17,514,669 shares issued and outstanding as of May 11, 2001, as reported in the Issuer's 10-Q for the quarter ended March 31, 2001.

                                     Page 2
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CUSIP NO. 726540503               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY CAPITAL FUND III-B, L.P.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

(6)   Citizenship or Place of Organization    EnCap Energy Capital Fund III-B,
                                              L.P. ("EnCap III-B") is a limited
                                              partnership organized under the
                                              laws of the State of Texas.


      Number of        (7)   Sole Voting Power                        914,652(1)
      Shares Bene-
      ficially         (8)   Shared Voting Power                               0
      Owned by
      Each             (9)   Sole Dispositive Power                   914,652(1)
      Reporting
      Person With      (10)  Shared Dispositive Power                          0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       914,652

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                 5.2%(2)


(14)  Type of Reporting Person (See Instructions)                             PN

----------------
(1)   As exercised through its sole general partner, EnCap Investments L.L.C.

(2) Based on 17,514,669 shares issued and outstanding as of May 11, 2001, as reported in the Issuer's 10-Q for the quarter ended March 31, 2001.


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CUSIP NO. 726540503               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

(6)   Citizenship or Place of Organization    EnCap Investments L.L.C. ("EnCap
                                              Investments") is a limited
                                              liability company organized under
                                              the laws of the State of Delaware.

      Number of       (7)  Sole Voting Power                                   0
      Shares Bene-
      ficially        (8)  Shared Voting Power                      2,846,995(1)
      Owned by
      Each            (9)  Sole Dispositive Power                              0
      Reporting
      Person With     (10) Shared Dispositive Power                 2,846,995(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,846,995(2)


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

(13)  Percent of Class Represented by Amount in Row (11)                16.3%(3)

(14)  Type of Reporting Person (See Instructions)                             OO

-----------------

(1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap III, EnCap III-B (as defined herein), and certain other affiliates of EnCap Investments L.L.C.. See Items 2, 5 and 6.

(2) EnCap Investments L.L.C. disclaims any beneficial ownership of the shares owned by EnCap III, EnCap III-B, and such other affiliates.

(3) Based on 17,514,669 shares issued and outstanding as of May 11, 2001, as reported in the Issuer's 10-Q for the quarter ended March 31, 2001.

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ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, $0.10 par value per share (the "Common Stock") of Plains Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Dallas Street, Suite 700, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c)

      EnCap Energy Capital Fund III, L.P. ("EnCap III") is a Texas limited partnership with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III is engaging in oil and gas related investments. The sole general partner of EnCap III is EnCap Investments L.L.C.

      EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B") is a Texas limited partnership with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III-B is engaging in oil and gas related investments. The sole general partner of EnCap III-B is EnCap Investments L.L.C.

      EnCap Investments L.L.C. ("EnCap Investments") is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas related investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy Holding Company ("El Paso Merchant Energy").

      El Paso Merchant Energy is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation.

      El Paso Corporation is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

      (d)-(f)

      See Schedule I

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      EnCap III, EnCap III-B, and certain other affiliates of EnCap Investments were the beneficial owners of Series F Cumulative Convertible Preferred Stock, par value $1.00 per share, and Series H Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Issuer. Pursuant to a Letter Agreement dated June 8, 2001, EnCap III, EnCap III-B, and certain other affiliates of EnCap Investments converted 18,902.599 shares of the Series F Preferred Stock and 53,245.055 shares of Series H Preferred Stock held by them into 3,346,995 shares of Common Stock and $1,734,742 in cash. On June 18, 2001, EnCap III, EnCap III-B, and certain other affiliates of EnCap Investments sold an aggregate of 500,000 of such 3,346,995 shares of Common Stock to the Issuer for $25.00 per share. Such sale to the Issuer was approved in advance by the Issuers board of directors. The resulting share ownership of the reporting persons is as reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

       The reporting persons acquired the securities in the Issuer for investment purposes. Except as set forth herein, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified

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in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) EnCap III. EnCap III is the beneficial owner of 1,209,375 shares of Common Stock. Based on 17,514,669 shares of Common Stock outstanding, as reported in the Issuer's 10-Q for the quarter ended March 31, 2001, EnCap III is the beneficial owner of approximately 6.9% of the outstanding shares of Common Stock of the Issuer.

          EnCap III-B. EnCap III-B is the beneficial owner of 914,652 shares of Common Stock. Based on 17,514,669 shares of Common Stock outstanding, as reported in the Issuer's 10-Q for the quarter ended March 31, 2001, EnCap III is the beneficial owner of approximately 5.2% of the outstanding shares of Common Stock of the Issuer.

          EnCap Investments. EnCap Investments, as the sole general partner of EnCap III, may be deemed the beneficial owner of 1,209,375 shares of Common Stock. EnCap Investments, as the sole general partner of EnCap III-B, may be deemed the beneficial owner of 914,652 shares of Common Stock. EnCap Investments may also be deemed to be the beneficial owner of 722,968 shares of Common Stock owned by certain other affiliates of EnCap Investments. EnCap Investments is therefore the beneficial owner of an aggregate of 2,846,995 shares of Common Stock. Based on the 17,514,669 shares of Common Stock outstanding as of May 11, 2001, as reported on the Issuer's 10-Q for the quarter ended March 31, 2001, EnCap Investments may be deemed the beneficial owner of approximately 16.3% of the outstanding shares of Common Stock. EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by EnCap III, EnCap III-B, and its other affiliates.

          El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

          Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap III. EnCap III has the power to vote or direct the vote and to dispose or direct the disposition of 1,209,375 shares of Common Stock through its sole general partner, EnCap Investments.

          EnCap III-B. EnCap III-B has the power to vote or direct the vote and to dispose or direct the disposition of 914,652 shares of Common Stock through its sole general partner, EnCap Investments.

          EnCap Investments. As the sole general partner of EnCap III, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 1,209,375 shares of Common Stock. As the sole general partner of EnCap III-B, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 914,652 shares of Common Stock. EnCap Investments also shares the power to vote or direct the vote and to dispose or direct the disposition of an additional 722,968 shares of Common Stock held by other affiliates of EnCap Investments.

          El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

          Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common

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Stock during the past sixty (60) days.

      (d) Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons. EnCap Investments, as sole the general partner of EnCap III and EnCap III-B, is a party to the Agreements of Limited Partnership of EnCap III and EnCap III-B.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement dated June 18, 2001 among EnCap III,
            EnCap III-B, and EnCap Investments.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2001                       ENCAP ENERGY CAPITAL FUND III, L.P.

                                          By: EnCap Investments L.L.C.,
                                                its general partner

                                              By: /s/ D. Martin Phillips
                                                  ----------------------
                                                    D. Martin Phillips,
                                                    Managing Director


Date: June 18, 2001                       ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                          By: EnCap Investments L.L.C.,
                                              its general partner

                                              By: /s/ D. Martin Phillips
                                                  ----------------------
                                                    D. Martin Phillips,
                                                    Managing Director

Date: June 18, 2001                       ENCAP INVESTMENTS L.L.C.


                                              By: /s/ D. Martin Phillips
                                                  ----------------------
                                                    D. Martin Phillips,
                                                    Managing Director

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                                 EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------
Exhibit 1      -- Joint Filing Agreement dated June 18, 2001 among EnCap III,
                  EnCap III-B, and EnCap Investments.